UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PREMIER FINANCIAL BANCORP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74050M-10-5

(Cusip Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74050M-10-5

1.	Name of Reporting Person: Marla Braun		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 338,371

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 338,371

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 338,371

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.5%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

     This Amendment No. 1 to Schedule 13D (the “Statement”) relates to the common stock, no par value (the “Common Stock”), of Premier Financial Bancorp, Inc., a Kentucky corporation (the “Company”) which is beneficially owned by Marla Braun (the “Reporting Person”). The Company’s principal executive offices are located at 2883 Fifth Avenue, Huntington, West Virginia 25702.

Item 2. Identity and Background

(a)	Marla Braun

(b)	The Reporting Person’s business address is 136 Miracle Mile, Coral Gables, Florida 33134.

(c)	The Reporting Person is a private investor.

(d)	The Reporting Person during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     The Reporting Person beneficially owns 338,371 shares of Common Stock in the following manner: (i) 128,890 shares of Common Stock are held in a brokerage account jointly owned by the Reporting Person and her spouse; (ii) 109,313 shares of Common Stock are held in a brokerage account jointly owned by the Reporting Person and one of her adult children (“Account One”); (iii) 90,627 shares of Common Stock are held in a brokerage account jointly owned by the Reporting Person and another one of her adult children (“Account Two”); (iv) 7,241 shares of Common Stock are held in a brokerage account jointly owned by the Reporting Person, her spouse and one of her adult children (“Account Three”), and (v) 2,300 shares of Common Stock are held in a brokerage account jointly owned by the Reporting Person, one of her adult children and her son-in-law (“Account Four”). The Reporting Person hereby disclaims beneficial ownership of 1,000 shares of Common Stock owned in her spouse’s individual retirement account. Accordingly, this Statement relates to the Reporting Person’s beneficial ownership of an aggregate of 338,371 shares of Common Stock (the “Shares”), all of which were purchased with personal funds in a series of open market transactions at an average cost of approximately $12.20 per share.

Item 4. Purpose of Transaction

     The Reporting Person intends to treat the Shares as an investment and will realize a gain or loss, if any, on the sale of the Shares if sold.

Item 5. Interest in Securities of the Issuer

     (a) The Reporting Person is the beneficial owner of the Shares. Based upon the Company’s most recent public reports, the Shares represent approximately 6.5% of the total number of outstanding shares of Common Stock.

     (b) The Reporting Person shares voting and dispositive power over the Shares in the following manner: (i) the Reporting Person shares voting and dispositive power over 136,131 shares of Common Stock with her spouse; (ii) the Reporting Person shares voting and dispositive power over 97,868 shares of Common Stock with one of her adult children; and (iii) the Reporting Person shares voting and dispositive power over 111,613 shares of Common Stock with another one of her adult children.

     (c) During the past 60 days, the Reporting Person has acquired, through open market transactions, a total of 94,656 shares of Common Stock in the transactions set forth on Exhibit A attached hereto.

     (d) Not Applicable

     (e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any of the Common Stock beneficially owned by the Reporting Person.

Item 7.	Material to Be Filed as Exhibits

     None

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2006

/s/ Marla Braun
Marla Braun

EXHIBIT A
During the past 60 days:
1.     The Reporting Person and her spouse made the following open market purchases of the Company’s Common Stock:
     (a) On February 6, 2006, 39,500 shares of Common Stock were purchased at an average price of $15.546 per share;
     (b) On February 1, 2006, 1,000 shares of Common Stock were purchased at $16.092 per share;
     (c) On January 31, 2006, 5,800 shares of Common Stock were purchased at an average price of $15.816 per share;
     (d) On January 27, 2006, 18,500 shares of Common Stock were purchased at an average price of $15.367 per share;
     (e) On January 5, 2006, 1,016 shares of Common Stock were purchased at an average price of $15.852 per share;
     (f) On January 3, 2006, 1,500 shares of Common Stock were purchased at an average price of $15.465 per share;
     (g) On December 29, 2005, 200 shares of Common Stock were purchased at $15.82 per share;
     (h) On December 28, 2005, 9,400 shares of Common Stock were purchased at an average price of $15.056 per share;
     (i) On December 23, 2005, 1,700 shares of Common Stock were purchased at an average price of $15.15 per share;
     (j) On December 22, 2005, 1,400 shares of Common Stock were purchased at an average price of $15.047 per share;
     (k) On December 21, 2005, 1,000 shares of Common Stock were purchased at $15.07 per share;
     (l) On December 20, 2005, 2,440 shares of Common Stock were purchased at an average price of $14.626 per share;
     (m) On December 19, 2005, 1,000 shares of Common Stock were purchased at $14.85 per share; and
     (n) On December 16, 2005, 7,700 shares of Common Stock were purchased at an average price of $15.21 per share.
2. The Reporting Person made the following open market purchases of Common Stock for Account Two:
     (a) On December 14, 2005, 1,300 shares of Common Stock were purchased at an average price of $14.508 per share; and
     (b) On December 9, 2005, 1,200 shares of Common Stock were purchased at an average price of $14.467 per share.